

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Venecredit Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Venecredit Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (supplementary information) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of Venecredit Securities, Inc.'s financial statements. The Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are the responsibility of Venecredit Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 27, 2017